Transamerica Asset Management, Inc. P.O. Box 9012 Clearwater, Florida 33758-9012 727-299-1800

April 23, 2014

VIA EDGAR CORRESPONDENCE

Ms. Ashley Vroman-Lee

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Series Trust (File No. 333-194709) (the “Registrant”)

Dear Ms. Ashley Vroman-Lee:

On behalf of the Registrant, we are filing this letter to respond in writing to the Staff’s comments on the combined information statement and registration statement (the “Prospectus/Information Statement”) filed under Rule 488 of the Securities Act of 1933, as amended, on Form N-14 (Accession Number: 0001193125-14-108242) with the Securities and Exchange Commission (the “Commission”) on March 20, 2014, relating to a proposed Agreement and Plan of Reorganization (the “Reorganization”) whereby all of the assets of Transamerica Hanlon Income VP (the “Target Portfolio”), a series of the Registrant, will be transferred in a tax-free reorganization to Transamerica BlackRock Tactical Allocation VP (the “Destination Portfolio”), a series of the Registrant, in exchange for shares of the Destination Portfolio. The Staff’s comments were conveyed to the Registrant verbally on April 15, 2014.

Below are the Staff’s comments on the Prospectus/Information Statement and the Registrant’s responses thereto.

1.	Comment: The Staff noted that the filing is not materially complete. Please confirm that all missing material information will be provided.

Response: The Registrant so confirms.

2.	Comment: Please explain supplementally why a shareholder vote is not required for the Reorganization.

Response: The charter documents of the Registrant give the Board of Trustees the ability to reorganize or combine series of the Registrant without seeking shareholder approval where such approval is not otherwise required by the Investment Company Act of 1940, as amended (the “1940 Act”). Rule 17a-8 under the 1940 Act permits mergers of affiliated funds to be effected without shareholder approval when certain conditions are met. The Registrant believes those conditions are met so no shareholder vote on the Reorganization will be sought.

3.	Where to Get More Information: Please clarify disclosure to indicate that the Destination Fund’s prospectus is dated May 1, 2013.

Response: The Registrant has made changes consistent with the Staff’s comment.

4.	Exhibit A—Form of Agreement and Plan of Reorganization: Please include the Agreement and Plan of Reorganization approved by the Board of Trustees (the “Board”) and revise disclosure for consistency with the final Agreement and Plan of Reorganization.

Response: The Registrant has made changes consistent with the Staff’s comment.

5.	Comment: Please clarify disclosure to indicate the cost of the Reorganization.

Response: The Registrant has made changes consistent with the Staff’s comment.

6.	Comment: Please revise the disclosure to clarify, and explain supplementally, why the cost of the Reorganization will be borne by the shareholders of the Target Portfolio.

Response: The Target Portfolio’s Board of Trustees has determined that the Reorganization is in the best interests of the Target Portfolio and will not dilute the interests of the existing shareholders of the Target Portfolio. In light of the benefits expected to be received by the Target Portfolio as a result of the Reorganization, the Board considered and approved the cost of the Reorganization being borne by the Target Portfolio.

7.	The Portfolio’s Past Performance: Please revise disclosure to clarify that, if performance calculations reflected charges or deductions that are, or may be, imposed under the policies or the annuity contracts, performance would be lower.

Response: The Registrant has made changes consistent with the Staff’s comment.

8.	The Portfolio’s Past Performance: Please confirm that the “Since Inception” Average Annual Total Returns for the portfolio’s indices are as of May 1, 2009.

Response: The Registrant so confirms.

9.	The Portfolios’ Fees and Expenses: Please revise disclosure to clarify that, if fee calculations reflected charges or deductions that are, or may be, imposed under the policies or the annuity contracts, fees would be higher.

Response: The Registrant has made changes consistent with the Staff’s comment.

10.	The Portfolios’ Fees and Expenses: Please confirm the “Example” amounts and supplementally explain the calculation of these amounts.

Response: The Registrant so confirms. The Registrant notes disclosure that the “portfolio does not intend to pay any 12b-1 fees on Initial Class shares through May 1, 2015. The maximum 12b-1 fee on Initial shares classes is 0.15%. The portfolio reserves the right to pay such fees after that date.” Accordingly, the Registrant has included a 12b-1 fee of 15 basis points for calculations of 3-, 5- and 10-year expense examples for the portfolio’s Initial Class.

11.	The Portfolios’ Fees and Expenses: Please confirm whether “IRA accounts” refers to annuity contracts and, if so, revise disclosure accordingly.

Response: The Registrant confirms and has made changes consistent with the Staff’s comment.

12.	Reasons for the Proposed Reorganization: Please revise disclosure to include adverse considerations of the Board, if any.

Response: The Registrant believes that the current disclosure properly describes the Board’s considerations.

13.	Reasons for the Proposed Reorganization—Other Considerations: Please supplementally confirm whether the Board considered the Agreement and Plan of Reorganization or the Form of Agreement and Plan of Reorganization. If the Board considered the Form of Agreement and Plan of Reorganization, please revise to disclosure accordingly.

Response: The Registrant confirms that the Board reviewed the Form of Agreement and Plan of Reorganization, the terms of which are substantially similar to the actual Agreement and Plan of Reorganization. Accordingly, the Registrant believes that the disclosure is accurate and no changes have been made in response to this comment.

14.	Exhibit A—Form of Agreement and Plan of Reorganization: Please explain the differences between the Agreement and Plan of Reorganization and the Form of Agreement and Plan of Reorganization.

Response: The Registrant believes that there are no material differences between the Agreement and Plan of Reorganization and the form of Agreement and Plan of Reorganization.

15.	Tax Status of the Reorganization: Please revise the disclosure relating to the distribution amount to “The amount set forth in the table below…”

Response: The Registrant has made changes consistent with the Staff’s comment.

16.	Fundamental Investment Policies of the Portfolios: Please revise the disclosure, “In the table below, if a row extends across the entire table, the information disclosed is applies to both the Target Portfolio and the Destination Portfolio” for clarity. Please consider revising the disclosure to state that the Target Portfolio and the Destination Portfolio have the same fundamental investment policies.

Response: The Registrant has made changes consistent with the Staff’s comment.

17.	Comment: Please confirm that the consent of the independent auditor will be provided.

Response: The Registrant so confirms.

18.	Comment: Please provide the missing material information for Schedule 4.1 and Schedule 4.2 of the Agreement and Plan of Reorganization.

Response: The Registrant has made changes consistent with the Staff’s comment.

The Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (727) 299-1825 with any questions.

Very truly yours,

/s/ T. Gregory Reymann, II

T. Gregory Reymann, II

Vice President and Assistant General Counsel

Transamerica Asset Management, Inc.

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